Filed by: Osisko Mining Corporation
This communication is filed pursuant to Rule 425
under The Securities Act of 1933, as amended
Subject Company: Brett Resources Inc.
Commission File No.: 132-02710
Date: May 20, 2010

OSISKO’S OFFER TO ACQUIRE BRETT RESOURCES SUCCEEDS

(Montreal, Québec, May 19, 2010)  Osisko Mining Corporation (“Osisko”, OSK - TSX, EWX - Deutsche Boerse) is pleased to announce that it has been successful in its offer to acquire Brett Resources Inc. (TSX-V: BBR). A total of 88,295,814 common shares of Brett were validly deposited at the expiry time of the offer representing approximately 77.28% of Brett’s issued and outstanding common shares.

Osisko has taken up the shares and payment will be made on or before May 25, 2010. Brett shareholders who tendered to the offer will receive 0.34 of an Osisko common share plus CDN$ 0.0001 for each common share of Brett tendered, subject to adjustment for fractional shares.  Accordingly, Osisko will issue approximately 30,020,577 common shares in respect of the offer.

Osisko President and Chief Executive Officer Sean Roosen said: “We would like to thank the Brett shareholders for their support and to welcome them to Osisko in our quest to become the next leading intermediate gold producer.  Our flagship Canadian Malartic project is progressing well, with the mine build on schedule and on budget.  We anticipate completing the build early next year and following commissioning, achieving commercial production in the second quarter of 2011.  We also have one of the largest drill programs in our sector, with over 300,000 metres of new exploration and definition drilling in progress this year, and expect to see another good year of growth in our resource table that will enhance value for our shareholders.”

Osisko intends to effect a subsequent acquisition transaction within the next 120 days in order to acquire all of the remaining Brett shares. Osisko intends to vote all of the Brett common shares acquired under the offer in favour of any subsequent acquisition transaction.  On completion of a subsequent acquisition transaction, Osisko intends to de-list the Brett shares from the TSX Venture Exchange.

About Osisko

Osisko Mining Corporation is currently developing the Canadian Malartic gold deposit and evaluating adjacent areas for a large-scale open pit, bulk-tonnage mining operation. The Canadian Malartic deposit currently represents one of the biggest gold reserves in Canada for a single deposit, and is still growing through ongoing drilling on new mineralized zones. Current reserves for the Canadian Malartic property (including the adjacent South Barnat deposit) are 8.97 million ounces (28.4 Mt @ 0.92 g/t Au & 217.4 Mt @ 1.16 g/t Au), plus a global measured and indicated resource of 2.23 million ounces (70.4 Mt @ 0.99 g/t Au) and an inferred resource of 0.47 million ounces (20.0 Mt @ 0.73 g/t Au).

Disclaimer

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Osisko or Brett.  Such an offer may only be made pursuant to an offer and takeover bid circular filed with the securities regulatory authorities in Canada. Osisko has filed an offer and take-over bid circular with Canadian provincial securities regulatory authorities. Osisko has also filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-8 which includes the offer and take-over bid circular. Investors and security holders are urged to read the offer and take-over bid circular regarding the proposed transaction referred to in these documents because they contain important information. Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by Osisko with the Canadian provincial securities regulatory authorities on SEDAR at www.sedar.com, and with the SEC at the

SEC’s website at www.sec.gov. The offer and take-over bid circular and these other documents may also be obtained for free on Osisko’s website.

Cautionary Notes Concerning Estimates of Mineral Resources

This news release uses the terms measured, indicated and inferred resources as a relative measure of the level of confidence in the resource estimate. Readers are cautioned that mineral resources are not economic mineral reserves and that the economic viability of resources that are not mineral reserves has not been demonstrated. In addition, inferred resources are considered too geologically speculative to have any economic considerations applied to them. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or economic studies except for Preliminary Assessment as defined under NI 43-101. Readers are cautioned not to assume that that further work on the stated resources will lead to mineral reserves that can be mined economically.

Forward Looking Statements

Certain statements contained in this press release may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address events or developments that the Corporation expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Although the Corporation believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, including, without limitation that all technical, economical and financial conditions will be met in order to put the Canadian Malartic Project into commercial production or that Osisko will complete the acquisition of all of the outstanding shares of Brett Resources Inc., such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include gold prices, access to skilled consultants, mining development and mill production personnel, results of exploration and development activities, the Corporation’s limited experience with production and development stage mining operations, uninsured risks, regulatory changes, defects in title, availability of personnel, materials and equipment, timeliness of government approvals, actual performance of facilities, equipment and processes relative to specifications and expectations, unanticipated environmental impacts on operations market prices, continued availability of capital and financing and general economic, market or business conditions. These factors are discussed in greater detail in the Corporation’s most recent Annual Information Form filed on SEDAR, which also provides additional general assumptions in connection with these statements. The Corporation cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Corporation’s forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Corporation believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this press release should not be unduly relied upon. These statements speak only as of the date of this press release.

For further information please contact:

John Burzynski	Sylvie Prud’homme
Vice-President Corporate Development	Investor Relations
Tel. (416) 363-8653	Tel. (514) 735-7131
www.osisko.com	Toll Free: 1-888-674-7563